Leigh Walton lwalton@bassberry.com (615) 742-6201
Kevin Douglas kdouglas@bassberry.com (615) 742-7767

October 25, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 17, 2016 Response dated September 26, 2016 File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 11, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) filed with the Commission on February 17, 2016.

To facilitate your review, the Staff’s comments are set forth below and are followed by the Company’s response.

Form 10-K

Selected Operating Data, page 10

1.	We note you have defined Adjusted EBITDA to exclude net income attributable to noncontrolling interests; however, it appears in your reconciliation on page 12 that the measure includes net income attributable to noncontrolling interests. Please tell us whether this measure includes net income attributable to noncontrolling interests.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Response:

Adjusted EBITDA includes net income attributable to noncontrolling interests. The Company defines the calculation of Adjusted EBITDA in the lead description in footnote 8 on page 11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) with reference to the definition of EBITDA. EBITDA, in this definition, “consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, depreciation and amortization.” In addition to other expenses that are added back to net income attributable to Community Health Systems, Inc. in arriving at EBITDA and Adjusted EBITDA (which the Company references as “excluding”), the impact of attributing a portion of net income to noncontrolling interests is also excluded from Adjusted EBITDA. As such, the description of the adjustments made to EBITDA to determine Adjusted EBITDA in the second sentence of footnote 8 on page 11 makes reference to the exclusion of the impact of net income attributable to noncontrolling interests since such amount is added back to arrive at Adjusted EBITDA. In contrast, since the reconciliation on page 12 begins with income from continuing operations before income taxes from the statement of income (which is a financial measure on the statement of income prior to the attribution of net income to noncontrolling interests), it would not be necessary to adjust for that item in the reconciliation to Adjusted EBITDA.

However, the Company acknowledges that it would be helpful to clarify in future filings the definition of Adjusted EBITDA in relation to EBITDA. In future filings, the Company intends to revise the discussion of the manner in which Adjusted EBITDA is calculated from EBITDA to make it clear that income attributable to noncontrolling interests is included in the calculation of adjusted EBITDA. The Company’s suggested changes are as follows (proposed revisions to future filings, as if they were made to the first two sentences of footnote 8 on page 11 of the 2015 Form 10-K, are set forth in bold and italicized below, with deleted items marked with a strikethrough):

EBITDA, a non-GAAP financial measure, consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, depreciation and amortization. Adjusted EBITDA, also a non-GAAP financial measure, is EBITDA adjusted to add back net income attributable to noncontrolling interests, and to exclude the effect of discontinued operations, loss from early extinguishment of debt, impairment of long-lived assets, ~~net income attributable to noncontrolling interests,~~ acquisition and integration expenses from the acquisition of HMA, expenses incurred related to the planned spin-off of Quorum Health Corporation, expenses related to government legal settlements and related costs, and (income) expense from fair value adjustments related to the HMA legal proceedings accounted for at fair value, underlying the CVR agreement, and related legal expenses.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 60

2.	We note you discuss income from continuing operations before noncontrolling interests of $295M on page 62 of this section. That amount also appears to include income attributable to noncontrolling interests based on your Consolidated Statements of Income. Please clarify for us the discussion in this section.

Response:

Consistent with the explanation set forth in our response to comment 1 above, the $295 million of income from continuing operations on the statement of income included in the 2015 Form 10-K is presented prior to the attribution of net income attributable to noncontrolling interests. Therefore, the Company describes this amount as “before noncontrolling interests” when discussing this figure on page 62 of the 2015 Form 10-K. However, since the amount presented on the statement of income as income from continuing operations is by its nature before any attribution of income to noncontrolling interests, for clarity in future filings the Company intends to revise the description in this section to remove the reference to noncontrolling interests and simply make reference to income from continuing operations.

Capital Resources, page 78

3.	We note you disclose that the measure Adjusted EBITDA aligns with a similar measure as defined in your senior secured credit facility which appears to be material to understanding the Company’s financial condition and liquidity. Please tell us, and disclose in future filings, how the measure is defined in the senior secured credit facility and the amount or limit required for compliance with this covenant. Please also provide these disclosures for other material debt covenants, if applicable.

Response:

The use of consolidated EBITDA, as defined in the Company’s senior secured credit facility in connection with its financial covenant calculations, is a key determining factor for the Company’s use of Adjusted EBITDA as a measure of liquidity. The definition of consolidated EBITDA in the Company’s senior secured credit facility is a trailing 12-month calculation that begins with net income attributable to the Company, with certain pro forma adjustments to account for the impact of material acquisitions or divestitures, as well as interest, taxes, depreciation and amortization, and the financial impact of other non-cash or non-recurring items recorded during any such 12-month period. Those other items include income attributable to noncontrolling interests, fees and expenses related to acquisitions and divestitures, non-cash share-based compensation expense, severance and other restructuring costs, and other non-cash gains and charges. The Company’s measurement of Adjusted EBITDA as disclosed in the 2015 Form 10-K and other public disclosures of the Company aligns with and is similar to, but may not exactly equal, the calculation of EBITDA as defined in the Company’s credit facility.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Two key financial covenants in the Company’s senior secured credit facility are the secured net leverage ratio covenant and the interest coverage ratio covenant, as discussed in greater detail below. For the year ending December 31, 2016, the limit for the secured net leverage ratio covenant defined in the Company’s senior secured credit facility is 4.25 to 1.00, and the limit for the interest coverage ratio covenant is 2.00 to 1.00. In future filings, the Company intends to provide additional disclosure with respect to these material financial covenants in the Capital Resources section, as follows (proposed revisions to future filings, as if they were made to the Capital Resources section of the 2015 Form 10-K, are set forth in bold and italicized below):

The Credit Facility contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting our and our subsidiaries’ ability, subject to certain exception, to, among other things, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments and enter into acquisitions and joint ventures, (5) incur additional indebtedness or provide certain guarantees, (6) make capital expenditures, (7) engage in mergers, acquisitions and asset sales, (8) conduct transactions with affiliates, (9) alter the nature of our businesses, (10) grant certain guarantees with respect to physician practices, (11) engage in sale and leaseback transactions or (12) change our fiscal year. We and our subsidiaries are also required to comply with specified financial covenants (consisting of a maximum secured net leverage ratio and an interest coverage ratio) and various affirmative covenants. Under the Credit Facility, the secured net leverage ratio is calculated as the ratio of total secured debt, less unrestricted cash and cash equivalents, to consolidated EBITDA, as defined, and the interest coverage ratio is the ratio of consolidated EBITDA, as defined, to consolidated interest expense for the period. The calculation of consolidated EBITDA as defined in the Credit Facility is a trailing 12-month calculation that begins with net income attributable to the Company, with certain pro forma adjustments to consider the impact of material acquisitions or divestitures, and adjustments for interest, taxes, depreciation and amortization, net income attributable to noncontrolling interests, stock compensation expense, restructuring costs, and the financial impact of other non-cash or non-recurring items recorded during any such 12-month period. For the year ended December 31, 2015, the secured net leverage ratio financial covenant in the Credit Facility limited the ratio of secured debt to EBITDA, as defined, to less than or equal to 4.50 to 1.00, and such ratio decreased for the year ending December 31, 2016, to less than or equal to 4.25 to 1.00. For the year ended December 31, 2015, the interest coverage ratio financial covenant in the Credit Facility limited the ratio of consolidated EBITDA, as defined, to consolidated interest expense to greater than or equal to 2.00 to 1.00. We were in compliance with all such covenants at December 31, 2015, with a secured net leverage ratio of 3.53 and an interest coverage ratio of 3.10.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Segment Reporting, page 107

4.	We note your responses to comments 2 and 6. We note that the reporting package that is provided to and reviewed by the CODM on a monthly basis includes division and individual hospitals financial information for revenue and EBITDA. Also we note your statement that the information for division and individual hospitals is included in those reports furnished to the CODM because the same reports are used for multiple purposes by various members of management in addition to the use by the CODM. However you state, in the last sentence of your response to comment 6, that the CODM utilizes the individual hospital financial information for revenue and EBITDA to identify hospitals that require more focused management to address operating concerns and to evaluate performance for individual hospitals where specific turnaround plans have been initiated to address prior poor results. In this regard, we note in your response to comment 2 your description and examples of certain key operating decisions that the CODM makes for the Company to allocate resources and assess performance. We note that:

•	for underperforming hospitals, the CEO meets with operators including from time to time local hospital management to review and approve selected hospital turnaround plans;

•	any revenue generating initiatives, expense management initiatives, and other strategic opportunities for the hospitals are reviewed with and approved by the CEO;

•	the decision of which hospitals were to be included in the recent spin-off was made by the CEO;

•	the decisions about the addition or modification of services offered by the Company’s hospitals and physician practices are reviewed and approved directly by the CEO and;

•	the process for evaluating operating performance consists of comparing hospital operating results to prior periods, primarily the same period in the prior year and the prior month or quarter on a sequential basis.

In addition, we note in the opening summary of your response letter that you state that you believe that the division financial information is not used by the CODM for assessing operating performance or for allocating resources for the Company.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Considering the above facts, it appears that your CODM may use individual hospitals financial information to make key operating decisions. In this regard, explain to us in more detail why you do not consider your hospitals operating segments under the guidance of ASC 280-10-50.

Response:

In light of the observations raised by the Staff, the Company has further assessed the factors in ASC 280-10-50 and reconfirms that each individual hospital does not meet the definition of an operating segment.

In order for a component of a public entity to be considered an operating segment, ASC 280-10-50-1(b) requires that its operating results be regularly reviewed by the entity’s chief operating decision maker (“CODM”) in order to determine resources to be allocated to the segment and assess its performance. The Company’s CODM does not regularly review each hospital’s operating performance nor does the CODM receive sufficiently detailed financial information at an individual facility level that would allow him to assess period over period performance or make decisions as to resource allocations. Rather, the CODM’s involvement at a facility level occurs on an ad-hoc and irregular basis when circumstances may require it – most typically when there are outliers to performance at a particular hospital that may need attention, or to identify operational patterns that are best addressed with operating decisions applied collectively across all hospitals.

The Company also considered the fact that none of the individual hospital executives report directly to, and do not have regular contact with, the CODM. As noted in ASC 280-10-50-7, generally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.

Finally, as contemplated in ASC 280-10-50-6, the Company’s board of directors never receives annual individual hospital operating results. Paragraph 70 of the Basis for Conclusions of Statement 131 (prior to codification) observed that “In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.”

To clarify the first “bullet” in the staff’s comment 4 above, underperforming hospitals are normally first identified by segment management, who are the COO and CFO, and not by the CEO. An underperforming hospital is one with operating results that would be considered an outlier (which is most typically recurring poor or deteriorating financial performance), for which at any point in time would constitute only a few hospitals. Segment management will then discuss this subset of hospitals with the CODM. These initial discussions will normally consist of a verbal discussion as to (1) the factors that may have led to less than expected performance and (2) the initial remediation plans being taken to improve profitability. As mentioned in prior responses, detailed financial information for an individual facility is not reviewed with the CODM during these discussions. Rather, the CODM may refer to summary financial information, including net revenues and EBITDA provided in monthly operating reports, or alternatively, only to a specific financial or statistical measure more closely associated with the underlying cause of underperformance, during the subsequent periods in which targeted operating strategies are being implemented in order to evaluate whether improvement has occurred. Such information will be communicated to the CODM through verbal discussions and updates with segment management, rather than through review of individual hospital financial information. As previously discussed, the CODM does not use such hospital-specific financial information to manage the Company in assessing performance. Once a facility shows improvement that can be demonstrated with improved financial results, the CODM will typically cease discussing that facility with segment management. On infrequent occasions, the remediation plans for an outlier facility may include meetings with an individual hospital operator, but this would typically only occur for hospitals most critical to the Company’s hospital portfolio. The CODM does not, and could not, regularly review the operating results of all 158 of the Company’s individual hospital facilities.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 25, 2016

Relative to the matters addressed in the Staff’s bullet points 2) though 5) above, the Company believes additional clarification is warranted relative to its prior responses cited therein. In its previous response, the Company was giving examples of the numerous operating decisions that are required to be made by the CEO in his role as the CODM. In such instances, these decisions are not being made at an individual facility level or for the benefit of an individual facility. Rather, such decisions are made by the CODM for the total hospital segment, and segment managers and lower levels of management are responsible for the implementation of such decisions at an individual facility level. For example, in the third quarter of 2016, the CODM decided to implement a company-wide moratorium on a specific type of elective surgery due to the unprofitable nature of such procedures caused by high supply costs and low reimbursement. At the same time, the CODM instructed those in charge of purchasing and managed care contracting to begin renegotiating pricing in an attempt to improve profitability for this procedure. With respect to these operating decisions, the CODM would not initiate such operational strategies at an individual hospital level.

Regarding the Company’s recent spin-off of 38 hospitals, this was a one-time event and the process by which hospitals were selected for the spin-off by the CODM differed from his normal review process. In making this key operating decision, the CODM first made the strategic decision to undertake the spin-off. Next, the CODM received information gathered from certain of his direct reports, both financial and non-financial, about the Company’s hospitals. The CODM considered multiple factors in making the ultimate decision of which hospitals were included in the spin-off, including proximity to other CHS facilities, impact on managed care contracting, hospital size and location, how the facility fit into the ongoing strategic plan of the Company, as well as individual market and hospital operating performance. However, this one-time event did not change the fact that the CODM does not regularly review operating results of the individual facilities.

After considering the factors in ASC 280-10-50-1, the Company concluded the CODM does not review division financial information nor individual facility financial information for purposes of assessing operating performance and allocating resources for the Company. Rather, such regular review is performed on the consolidated hospital results. Therefore, the Company concluded the consolidated hospital operations would meet the definition of an operating segment in ASC 280.

* * * * *

Please do not hesitate to contact the undersigned at the numbers above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton

and

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith Community Health Systems, Inc. W. Larry Cash Community Health Systems, Inc. Rachel A. Seifert, Esq. Community Health Systems, Inc.